MORI HAMADA & MATSUMOTO

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666



03024479

July 9, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing abridged English translations of News Releases, Notice of Convocation of the 6th Ordinary General Meting of Shareholders, Notice of Resolutions of the 6th Ordinary General Meting of Shareholders and Articles of Incorporation as amended of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.



Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)



Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology &
Systems Co., Ltd. (Registrant)

July 4, 2003

By: S Takahara

Shunsuke Takahara
Managing Director

May 14, 2003

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Masanori Furunuma, President
(JASDAQ Code : 4836)

Announcement of the Repurchasing Treasury Stock

At the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd.(JFITS) held on May 14, 2003, the following resolution was approved regarding the repurchasing treasury stock under Article 210 of the Japanese Commercial Code.

1. Reason for Proposal

To give JFITS greater flexibility in managing capital and to improve the efficiency of capital.

2. Details of Proposal
   (1) Class of shares : JFITS common stock
   (2) Total number or shares that can be repurchased : Up to 500 shares
   (Representing 1.5% of issued and outstanding shares)
   (3) Total value of shares that can be repurchased : Up to 200 million

Note:
The above proposal is subject to approval at the Ordinary Annual General Meeting of Shareholders scheduled for June 19, 2003.

For further information regarding this press release, please contact:
Japan Future Information Technology and Systems Co., Ltd.
Corporate Communication and IR Division. Tel:81-3-3623-8300

May 14, 2003

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Masanori Furunuma, President
(JASDAQ Code : 4836)

Announcement Regarding the Provision of Stock Options

At the meeting of the Board of Directors held on May 14, 2003, Japan Future Information Technology and Systems Co., Ltd.(JFITS), for the purposes of the company's stock option scheme, resolved the issue of stock options at advantageous conditions to non-shareholders, pursuant to Article 280-20, 21 of the Commercial Code of Japan. The resolution is subject to approval at the company's 6th Ordinary Annual General Meeting of Shareholders scheduled for June 19, 2003.

1. Reason for issuing Stock Option Rights for free to parties other than shareholders

The Company will issue stock option rights in gratis to directors, employees and an advisor for the purposes of encouraging them to contribute towards the improvement of the business performance of the Company.

2. Matters Pertaining to the Issue of Stock Option Rights

(1) Type and number of shares to be given the right to purchase under the stock option scheme

The company's common stock, up to a total of 495 shares.

In the event of a stock split or reverse split, the number of shares shall be adjusted by the formula below. However, any adjustment shall only be made to shares for which subscription rights have not been exercised at that time, and any fractions less than one share resulting from the adjustment shall be disregarded.

Number of shares after adjustment =

Number of shares before adjustment * Ratio of stock split or reverse split

(2) Aggregate number of subscription right to be issued:

Up to 495

Each stock option right shall entitle the eligible person to 1 share of common

stock.

The upper limit of the number of stock option rights given to directors and employees is set to ten for a person. The distribution among them is decided by the Board of Directors.

(3) Issue price of stock option rights:
Issued in gratis

(4) Amount to be paid in for exercise of stock option rights
The amount to be paid in per share to be issued or transferred upon exercise of each stock option rights shall be 1.025 times of the average of the latest traded price for the common stock of the Company before three p.m., which is announced by Japan Securities Dealers Association, for thirty days starting forty-five days before the issuing day. (excluding days no trading price were quoted, fractions less than 1 yen shall be rounded up to 1 yen.)
Upon stock split or reverse split, the issue price will be subject to adjustment in accordance with the following formula, and any fraction less than 1 yen as result of the adjustment shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse split}}$$

In the event that the Company issues new shares at a price less than the market price (excluding the exercise of stock option rights) after the date of the option grant, the issue price will be subject to adjustment in accordance with the following formula, and fractions less than 1 yen shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of Newly issued shares} \times \text{Subscription per share}}{\text{Current market price per share}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

(5) Period during which stock option rights may be exercised
From August 1, 2004 to July 31, 2007

(6) Conditions for exercising subscription rights:

Eligible persons must be directors, employees or advisors at the time of exercise of the subscription right.

In the event that a director, an auditor and/or an employee holding stock option rights retires from an eligible position, such person may exercise stock option rights for the period of one year from the beginning of the exercise period.

In case the eligible person is transferred to the subsidiaries affiliates associated companies and other related companies the right remains effective.

(7) The cancellation of stock option rights

The Company may cancel stock options without compensation when the person becomes not eligible as described (6).

(8) Limits on the sale of stock option rights

Stock option rights may only be sold with the consent of the Board of Directors.

(9)Arrangement at the time of share exchange or transfer

In the event that the Company chooses to exchange or transfer its stock to become a wholly owned subsidiary, it is possible to have the company which becomes the parent company through share exchange or transfer succeed the obligations of the Company concerning share acquisition rights.

For more information regarding this release, please contact:

Corporate Communication & IR Division,
Japan Future Information Technology & Systems Co., Ltd.
Tel: 03-3623-8300 Fax: 03-3623-7649
e_mail:investorrelations@jfits.co.jp http://www.jfits.co.jp

May 14, 2003

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Masanori Furunuma, President
(JASDAQ Code : 4836)

Contact : IR Division
Tel : +81-3-3623-0719

Executive Personnel Changes

At the extraordinary meeting of the Board of Directors held on May 14, 2003, Japan Future Information Technology and Systems Co., Ltd. (JFITS) resolved to make the following executive personnel changes.

[Changing Title] (Effective as of June 19, 2003)

Yoshinori Kawashima	(New Title)	Managing Director
	(Present Title)	Director
Takefumi Mori	(New Title)	Managing Director
	(Present Title)	Director
Teiichi Aruga	(New Title)	Director
	(Present Title)	Executive Vice President

[New Board of Director] (Effective as of June 19, 2003)

Kan Takahashi	(New Title)	Director
	(Present Post)	General Manager, Securities System Development Second Division
Yasushiro Nakamaru	(New Title)	Director
	(Present Post)	Adviser
Makoto Sakagawa	(New Title)	Director
	(Present Title)	Executive Vice President, CSK Corporation
Yoshito Fukuyama	(New Title)	Director
	(Present Title)	Executive Vice President, CSK Corporation

[Resigning Director] (Effective as of June 19, 2003)

Keiji Azuma	Director
Hiromichi Tabata	Director

May 29, 2003

To whom it may concern:

Japan Future Information Technology and Systems Co., Ltd.
Masanori Furunuma, President
(JASDAQ Code : 4836)

Notice Regarding Acquisition of Company Shares

The Company, Japan Future Information Technology and Systems Co., Ltd. (JFITS), has carried out the following purchase of its own shares as provided for in article 210 of the Commercial Code.

1. Period of purchase: May 1, 2003 to May 27, 2003
2. Number of shares purchased: 104
3. Total purchase cost: ¥20,328,000
4. Method of purchase: Purchased through open-market trading on the JASDAQ

For reference:

1. Details of related resolutions at the 5th Ordinary General Meeting of Shareholders held on June 21, 2002
   1) Type of shares authorized for purchase: ordinary shares
   2) Maximum number of shares authorized for purchase: 700
   3) Maximum monetary amount authorized for use in share purchase:
   500 million yen

2. Total number and cost of shares purchased until May 27, 2003
   1) Number of shares acquired: 165
   2) Cost of acquisition: ¥37,428,000

For more information regarding this release, please contact:
Corporate Communication & IR Division,
Japan Future Information Technology & Systems Co., Ltd.
Tel: 03-3623-8300 Fax: 03-3623-7649
E-mail:investorrelations@jfits.co.jp http://www.jfits.co.jp

June 4, 2003

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Masanori Furunuma, President

Notice of Convocation of the 6h Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 6th Ordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the voting right exercise form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 10:00 a.m. on Thursday, June 19, 2003
2. Place: 1-6-1 Yokoami, Sumida-ku, Tokyo
   KFC Hall ,
   Kokusai Fashion Center Bldg. 3rd floor

3. Agenda for the Meeting:

Matters to be Reported:

Report on the Balance Sheet as of March 31,2003 and the Company's Operations and Statements of Income for the 6th fiscal year (Fiscal Year: April 1, 2002 – March 31, 2003).

Matters to be Resolved:

1. Approval of the Proposed Appropriation of Retained Earnings for the 6th Fiscal Year.
2. Acquisition of the treasury stock (as described in the following "Reference Information Regarding the Exercise of Voting Rights" (page 22)).
3. Amendments of the Articles of Incorporation (as described in the following

"Reference Information Regarding the Exercise of Voting Rights" (page 22-24)).

4. Election of Four (4) Directors.
5. Election of One (1) Corporate Auditor.
6. Revision of the Remuneration for the Directors.
7. Issuance of Stock Acquisition Rights as stock options.

"Reference Information Regarding the Exercise of Voting Rights"(page 27-29)).

June 19, 2003

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Masanori Furunuma, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 6th Ordinary General Meeting of Shareholders held today.

Description

Matters to be Reported:

Report on the Balance Sheet as of March 31,2003 and the Company's Operations and Statements of Income for the 6th fiscal year (Fiscal Year: April 1, 2002 – March 31, 2003).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 6th Fiscal Year.

This proposal was approved as originally submitted.
The dividend will be ¥3,000 per share.

Proposal No.2: Acquisition of treasury stock.

This proposal was approved as originally submitted.
The Company will be able to purchase its treasury stock within the limit of ¥200 million for a total of 500 shares by the conclusion of the next ordinary general meeting of shareholders, as stipulated in Article 210 of the Commercial code.

Proposal No3: Amendments of the Articles of Incorporation.

This proposal was approved as originally submitted.
The partial amendments of the Articles of Incorporation of the Company were approved in order to reflect the establishment of a system for invalidation of share certificates, the adoption of a system for additional purchases of fractional shares and the reduction in number of the quorum required for the special resolution at the general meeting of shareholders to not less than one-third of the votes of all shareholders, as required by the amendments to the Commercial code.

Proposal No4: Election of Four (4) Directors.

This proposal was approved as originally submitted.
The four directors, namely Kan Takahashi, Yasushiro Nakamaru, Makoto Sakagawa, and Yoshito Fukuyama, were elected and they all have taken office as directors.

Proposal No.5: Election of One (1) Corporate Auditor.

This proposal was approved as originally submitted.
The corporate auditor, namely Hiroshi Uchida was elected and he has taken office as auditor.

Proposal No.6: Revision of the Remuneration for the Directors.

This proposal was approved as originally submitted.
The remuneration for the directors will be under ¥210 million.

Proposal No.7: Issuance of Stock Acquisition Rights as stock options.

This proposal was approved as originally submitted.
The Company will issue 495 stock options to directors auditors, employees and advisors as stipulated in Article 280-20 and 280-21 of the Commercial code.

The directors and auditors of the Company as of June 19, 2003 are as follows;

Chairman	Naotaka Murasumi
President	Masanori Furunuma
Managing Director	Shunji Kuchimura
Managing Director	Shunsuke Takahara
Managing Director	Yoshinori Kawashima
Managing Director	Takefumi Mori
Director	Ippei Imaeda
Director	Jun Gomi
Director	Tadahiro Kajiyama
Director	Kan Takahashi (new)
Director	Yasushiro Nakamaru (new)
Director	Teiichi Aruga
Director	Makoto Sakagawa (new)
Director	Yoshito Fukuyama (new)
Statutory Auditor	Hiroshi Uchida
Auditor	Yoshiyasu Genma
Auditor	Tatsuyasu Kumazaki

[Translation]

ARTICLES OF INCORPORATION

Japan Future Information Technology & Systems Co., Ltd.

June 19, 2003

ARTICLES OF INCORPORATION

Chapter I. General Provisions

(Trade Name)

Article 1. The Company shall be called NIHON FITS KABUSHIKI KAISHA.

2. The Company shall be called Japan Future Information Technology & Systems Co., Ltd. in English.

(Purpose)

Article 2. The purpose of the Company shall be to engage in the following businesses:

1. Development and management of computer-based information processing system and acceptance of entrustment thereof;

2. Development and management of computer-based information providing system and acceptance of entrustment thereof;

3. Computer-based information processing system;

4. Computer-based information providing system;

5. Business related to value added communication;

6. Development, sale and lease of software;

7. Development, sale and lease of computer related equipment, etc. ;

8. Acceptance of entrustment of business related to input of data through computer system and related clerical works;

9. Consulting business related to the use of computers;

10. Intermediary and consulting businesses related to business tie-up and merger

of companies;

11. Investment and financing for companies; and

12. Any and all other businesses incidental or related to each of the foregoing items.

(Location of Head Office)

Article 3. The head office of the Company shall be located in Sumida-ku, Tokyo.

(Method of Public Notice)

Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total Number of Shares Authorized to be Issued)

Article 5. The total number of shares authorized to be issued by the Company shall be One hundred thirty thousand (130,000) shares.

(Additional Purchases of Fractional Shares)

Article 6. The holders of fractional shares whose names have been entered in the Company's register of fractional shares may, in accordance with the Share Handling Regulations, request the Company to sell to them such amount of fractional shares which will, when added together with their own fractional shares, constitute one share. This section, however, shall not apply when the Company does not own such amount of fractional shares as requested, or when the Company defines special exemptions in the Share Handling Regulations.

(Transfer Agent)

Article 7. The Company shall have a transfer agent with respect to its shares and fractional shares.

2. The transfer agent of the Company and its place of business shall be selected

by a resolution of the Board of Directors and the public notice thereof shall be given.

3. The shareholders' register, the register of fractional shares, the beneficial shareholders' register and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent and the registration of the transfer of shares, the acceptance of notice of beneficial shareholders, the delivery of share certificates, the purchase or additional purchases of fractional shares, registration of lost share certificates, and other matters relating to shares and fractional shares shall be handled by the transfer agent and not by the Company.

(Share Handling Regulations)

Article 8. The denomination of share certificates of the Company, the registration of the transfer of shares, the acceptance of notice of beneficial shareholders, the delivery of share certificates, the purchase or additional purchases of fractional shares, registration of lost share certificates, and other procedures for applications, notifications and notices relating to the shares and fractional shares and handling fees thereof shall be governed by the Share Handling Regulations established by the Board of Directors.

(Record Date)

Article 9. The Company shall define the shareholders whose names have been entered in the last shareholders' register (including beneficial shareholders whose names have been entered in the beneficial shareholders' register; the same shall apply hereinafter) as of each settlement of accounts are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the settlement of accounts.

2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, upon giving public notice in advance, determine the shareholders or registered pledgees whose names have been entered in the last shareholders' register as of a certain date as the shareholders or registered pledgees entitled to exercise their rights.

Chapter III. General Meeting of Shareholders

(Place of Convocation)

Article 10. The general meeting of shareholders of the Company shall be convened at the head office of the Company or at any place adjacent thereto.

(Convocation)

Article 11. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day immediately following the last day of each business year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. Shareholders entitled to exercise their rights at the ordinary general meeting of shareholders provided for in the preceding paragraph shall be the shareholders whose names are entered in the last shareholders' register as of the last day of each business year,.

(Person to Convene General Meeting and Chairman)

Article 12. Unless otherwise provided for by laws and regulations, the President and Director shall convene the general meeting of shareholders and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his place pursuant to the order previously determined by the Board of Directors.

(Method of Resolution)

Article 13. Unless otherwise provided for by laws and regulations, a resolution of a general meeting of shareholders of the Company shall be adopted by a majority vote of the shareholders present.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code may be adopted by not less than two-thirds of the votes held by the attending shareholders who hold not less than one-third of the votes of all shareholders.

(Exercise of Voting Right by Proxy)

Article 14. In case a shareholder intends to exercise his voting rights by proxy, such proxy

shall be a shareholder of the Company who is entitled to exercise his voting rights.

(Minutes of General Meeting of Shareholders)

Article 15. The Company shall prepare the minutes with regard to the proceedings of the general meeting of shareholders. The substance of the proceedings of the general meeting of shareholders and the results thereof shall be recorded in the minutes, to which the chairman and the Directors present thereat shall affix their names and seals or put their electronic signatures.

2. The minutes shall be kept at the head office of the Company for ten (10) years and the certified copy thereof shall be kept at the branch offices for five (5) years.

Chapter IV. Directors and the Board of Directors

(Number and Election)

Article 16. There shall be fifteen (15) or less Directors of the Company.

2. The election of Directors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of the total number of issued shares entitled to voting rights, and shall not be by cumulative voting.

(Term of Office)

Article 17. The term of office of Directors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within two (2) years after their assumption of office. Provided, however, that the term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the predecessor or other Directors then in office.

(Filling-up of Vacancy of Directors)

Article 18. In case of retirement of a Director before the expiration of term of office, the

Company may leave such post vacant to the extent that the number of Directors shall not be less than the number required by law.

(Convocation of Meeting of the Board of Directors and Chairman)

Article 19. Unless otherwise provided for by laws and regulations, the President and Director shall convene the meeting of the Board of Directors and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his/her place pursuant to the order previously determined by the Board of Directors.

2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Method of Resolution of Meeting of the Board of Directors)

Article 20. The quorum for a meeting of the Board of Directors shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present.

(Regulations of the Board of Directors)

Article 21. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Representative Directors)

Article 22. A number of Directors to represent the Company shall be appointed by a resolution of the Board of Directors.

(Directors with Executive Power)

Article 23. The Company may elect one (1) Chairman of the Board of Directors, one (1) President and Director, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.

(Remuneration)

Article 24. Remuneration and retirement allowances for Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Statutory Auditors and the Board of Statutory Auditors

(Number and Election)

Article 25. There shall be five (5) or less Statutory Auditors of the Company.

2. The election of Statutory Auditors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of the total number of issued shares entitled to voting rights.

(Term of Office)

Article 26. The term of office of Statutory Auditors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within four (4) years after their assumption of office. Provided, however, that the term of office of a Statutory Auditors elected to fill a vacancy shall be the same as the remaining term of office of the predecessor.

(Filling-up of Vacancy of Statutory Auditors)

Article 27. In case of retirement of a Statutory Auditor before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Statutory Auditors shall not be less than the number required by law.

(Standing Statutory Auditors)

Article 28. Standing Statutory Auditors shall be elected from among Statutory Auditors.

(Convocation of Meeting of the Board of Statutory Auditors and Chairman)

Article 29. Each Statutory Auditor shall convene the meeting of the Board of Statutory Auditors.

2. The chairman of the meeting of the Board of Statutory Auditors shall be elected by resolution thereof. Provided, however, that in case the chairman is prevented from so acting, another Statutory Auditor shall take his/her place pursuant to the order previously determined by the Board of Statutory Auditors.

3. Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Regulations of the Board of Statutory Auditors)

Article 30. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors established by the Board of Statutory Auditors.

(Remuneration)

Article 31. Remuneration and retirement allowances for Statutory Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

(Business Year and Date of Settlement of Accounts)

Article 32. The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year and settlement of accounts shall take place on the last day of each business year.

(Dividends)

Article 33. Dividends shall be paid to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of each settlement of accounts and to holders of fractional shares whose names have been entered in the last register of fractional shares as of each settlement of accounts.

(Interim Dividends)

Article 34. By resolution of the Board of Directors, the Company may pay cash distributions as set forth in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of September 30 of each year and to holders of fractional shares whose names have been entered in the last register of fractional shares as of September 30 of each year.

(Prescription of Dividends, Etc.)

Article 35. If dividends or interim dividends are not requested for three (3) full years from the date of the commencement of payment, the Company shall be exempt from liability for payment thereof.

2. Unpaid dividends and interim dividends shall bear no interest thereon.

(Addendum)

Despite of the provision of article 26, the term of office of Statutory Auditors in office before the ordinary general meeting of shareholders held on June 21 2002 shall be up to the day of the closing of the ordinary general meeting of shareholders with respect to the last settlement of the accounts within three (3) years after their assumption of office.